02028342

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

RECEIVED
APR 08 2002

SUPPL

Your reference File No. 82-5089

Our reference

Date April 05, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Special Insurer for Terror Risks founded" dated April 4, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

PROCESSED
APR 19 2002
P THOMSON FINANCIAL

Irene Klauer

dw 4/16

Enclosure

SPECIAL RISK INSURANCE AND REINSURANCE LUXEMBOURG S.A.
PRESS RELEASE

Special Insurer for Terror Risks Founded

Joint project of international insurance and reinsurance groups. Luxembourg-based company is named Special Risk Insurance and Reinsurance Luxembourg S.A.

April 4, 2002 - Zurich Financial Services, XL Capital Ltd, Swiss Re, SCOR, Hannover Re and Allianz have established a new company to insure property against acts of terrorism. The company, named Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR), will provide limited coverage for physical loss or damage to insured properties and has a total committed capital of EUR 500 million consisting of subscribed and committed authorized capital. Zurich Financial Services, XL Capital Ltd, Swiss Re, Hannover Re and Allianz each hold stakes of 18.2 percent in SRIR, while SCOR holds 9.1 percent. The company will operate independently of its founders with separate management and underwriting teams based in Luxembourg.

The investors believe that SRIR will help address the shortage of terrorism insurance capacity available in the commercial market following the terror attack in the United States.

Policies offered will only cover damage to property resulting directly from an act of terrorism and will be focused on Europe. Business interruption and liability losses will not be insured. The company is committed to controlling its risk accumulation and has therefore adopted specific criteria to control and limit its exposure. Within any 600 meter radius from a covered property the coverage will be limited to EUR 275 million.

The establishment of SRIR signals the confidence of the investors in the development of workable private solutions to the provision of terrorism cover. However, private solutions remain complementary to state sponsored schemes established prior to and since September 11, 2001 and are not meant to replace them.

The company will accept business through all recognized insurance distribution channels, including insurance and reinsurance brokers. In addition, it intends to offer coverage directly and through banks as well as insurance and reinsurance companies. SRIR plans to start underwriting business during the second quarter of 2002, subject to approval by the regulatory authority in Luxembourg.

Contacts:

<u>Zurich Financial Services:</u>	
Claudia Stülten, Media Relations	+41.1.625-2655
Reinhard Stary, Investor Relations	+41.1.625-2663
<u>XL Capital Ltd:</u>	
Gavin R. Arton, Investor Relations	+441.294-7104
Roger R. Scotton, Media Relations	+441.294-7165
<u>Swiss Re:</u>	
Media Relations	+41.43.285-2076
Investor Relations	+41.43.285-4444
<u>SCOR:</u>	
Delphine Deleval, Press Relations	+33.1.46987164
Valentine Semet, Investor Relations	+33.1.46987232
<u>Hannover Re:</u>	
Ralf Arndt	+49.511.5604-1500
<u>Allianz:</u>	
Jörg E. Allgäuer	+49.89.3800-2628

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the insurance business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, and (xi) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11, 2001. Special Risk Insurance and Reinsurance Luxembourg S.A. assumes no obligation to update any forward-looking information contained in this release.